January 10, 2011

Michael K. Hoffman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036

>   Re: BlackRock Resources & Commodities Strategy Trust
>   File Nos. 333-170939 and 811-22501

Dear Mr. Hoffman:

On December 2, 2010, you filed a registration statement on Form N-2 for the BlackRock Resources & Commodities Strategy Trust (the "Trust"). Our comments are set forth below. For convenience, we generally organized our comments using the headings and page numbers from the registration statement.

Prospectus

Cover Page

1.   The first sentence of the first paragraph under the caption "Investment Policies" on the cover page states that the Trust will invest at least 80% of its total assets in (i) equities securities issued by commodity-related companies, (ii) derivatives with exposure to commodity-related companies, or (iii) investments in securities and transactions related to the underlying price movement of commodities.

   (a) Although the Trust's name includes the term "resources," the Trust's 80% policy does not refer to investments in resources. Please revise the policy to provide that the Trust will invest at least 80% of its assets in resources and commodities investments. *See* Rule 35d-1 under the Investment Company Act of 1940.

   (b) The term "commodity-related companies" is used several times. The last sentence of the first paragraph states that the Trust will consider a company to be commodity-related if, among other things, at least 50% of the company's assets, income, sales or profits are committed to or derived from any ***commodity-related industries***. Please revise the definition of "commodity-related companies" without using the term "commodity-related" in the definition.

   (c) Please explain why derivatives with exposure to commodity-related companies or investments in securities and transactions related to the underlying price movement of commodities should be included as commodity investments for purposes of the Trust's 80% policy.

(d) Please inform us of how the investments referred to in (c), including swaps, will be counted for purposes of the Trust's policy of investing at least 80% of its assets in resources and commodity investments.

(e) Inasmuch as the Trust may implement its strategy through the use of derivatives, please consider the staff observations concerning derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010. *See* http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

2.   The last sentence under the fourth paragraph under "Investment Policies," as well as disclosure in the first full paragraph of page 4 of the prospectus, provides that the Trust will limit its ***uncovered*** short exposure to 25% of the Trust's total assets. On page 11 of the prospectus, the first sentence of the fourth paragraph under discussion of the Short Sales Risk states that "[u]ntil the Trust replaces a borrowed security, it is required to maintain a segregated account of cash or liquid assets with a broker or custodian to cover the Trust's short position." This appears to be inconsistent with the disclosure on the cover page concerning covering short exposure. Please revise the cover page and other disclosure to state that the Trust will ***cover*** its short positions. In addition, please clarify whether the Trust will short debt, equity, or both.

Summary of Trust Expenses (Page 18)

3.   Please confirm to us that the fee table includes an estimate of all expenses of the Cayman Subsidiary in which the Trust will invest.

4.   The fee table includes a line for "Interest expenses paid and loan fees on securities sold short." Footnote (4) explains that this line item represents the costs associated with the Trust's short sales. The reference to "interest expenses" in the line caption, as well as disclosure in footnote (4), suggest that these expenses are related to the short sales of ***debt*** instruments. Please clarify in footnote (4) that the expenses relate to short sales of debt. If the Trust will also engage in short sales of equities, please confirm that the fee table will include, as an expense, an estimate of dividends on equities sold short. *See* AICPA Audit and Accounting Guide: Investment Companies ¶ 7.93(j) (May 1, 2010).

Statement of Additional Information

Investment Objectives and Policies — Investment Restrictions (Page A-2)

5.   The first investment restriction provides that the Trust may not invest more than 25% or more of the value of its total assets in any one industry. The prospectus in its discussion of Industry Concentration Risk (Prospectus, Page 5) states that the Trust's investments will be concentrated in a group of industries consisting of commodities-related industries. Please revise the concentration policy in the Statement of Additional

Information to be consistent with the prospectus disclosure.

Investment Policies and Techniques — Investment in the Subsidiary (Page A-6)

6.   The fourth paragraph of this section states that the Subsidiary will be overseen by its own board of directors. Please inform us whether the board of directors will comply with Sections 10 and 16 of the Investment Company Act.

7.   The fifth paragraph of this section states that the Advisor provides investment management and administrative services to the Subsidiary. Please inform us whether the Subsidiary will enter into an advisory agreement with the Advisor which will be subject to Section 15 of the Investment Company Act.

8.   Please disclose for the Subsidiary the investment policies and investment restrictions required for a registrant under Item 17 of Form N-2.

9.   Please confirm that the Subsidiary consents (i) to service of process and (ii) to examination of its books and records.

10.   Please ensure that the Subsidiary and its board of directors execute the registration statement.

Management of the Trust — Trustees and Officers (Page A-16)

11.   We note that information has not yet been provided concerning the trustees and officers of the Trust. When the Trust discloses the information required by Item 18 of Form N-2, please ensure that it provides the information required by Items 18.5(a), 18.6(b) and 18.17 of Form N-2 (concerning, among other things, leadership structure of the board, risk oversight by the board, directorships held by board members for past 5 years, and specific qualifications of board members).

General Comments

12.   Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

13.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

14.   If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment.

15.   Please advise us if you have submitted or expect to submit exemptive applications or no-action requests in connection with your registration statement.

16.   Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

17.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

18.   Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * * *

If you have any questions, please call me at (202) 551-6945.

Sincerely,

John M. Ganley
Senior Counsel